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VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:                    Ta Tanisha Meadows

Re:                             K12 Inc.

Form 10-K for the Fiscal Year Ended June 30, 2019

Filed August 7, 2019

Form 8-K filed October 22, 2019

File No. 1-33883

Dear Ms. Meadows:

On behalf of our client, K12 Inc. (the “Company”), this letter confirms my telephone conversation with you on February 4, 2020 regarding the Company’s request for an extension of time to respond to the comment letter dated January 27, 2020 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about February 24, 2020.

Please contact me at (202) 637-1073 if you have any questions regarding this matter.

Sincerely,

/s/ Julia A. Thompson

Julia A. Thompson
of LATHAM & WATKINS LLP

cc:                                Bill Thompson, Securities and Exchange Commission

James Rhyu, K12 Inc.

Vincent Mathis, K12 Inc.